EXHIBIT 99.1

NewsRelease

TransCanada Listens to Nebraskans
Updated Keystone XL Nebraska Re-route Reflects Their Feedback

Omaha, Nebraska – September 5, 2012 - TransCanada Corporation (TSX:TRP) (NYSE:TRP) (TransCanada) today announced it has submitted a Supplemental Environmental Report (SER) to the Nebraska Department of Environmental Quality (NDEQ) for the preferred alternative route for the Keystone XL Pipeline in Nebraska.   Today’s filing respects the NDEQ’s timelines and the overall regulatory process for determining a re-route in Nebraska, as requested by the U.S. Department of State (DOS) in November 2011.

"Based on feedback from the Nebraska Department of Environmental Quality and the public, we have refined our proposed routing of the Keystone XL Pipeline,” said Russ Girling, TransCanada’s president and chief executive officer.  “The preferred alternative route in this Supplemental Environmental Report was developed based on extensive feedback from Nebraskans and reflects our shared desire to minimize the disturbance of land and sensitive resources in the state.”

The preferred alternative route and additional information presented in the SER addresses feedback from over 670 Nebraskans who took part in open house discussions, hundreds of additional comments submitted to the Nebraska DEQ and direct conversations with landowners along the pipeline corridor.

In response to comments regarding the proposed route TransCanada submitted in April 2012, that route has now been modified.  In addition to various minor refinements, the SER identifies three significant route modifications:

1) Northern Alternative
Although the NDEQ defined areas to avoid that were characterized as Sandhills, numerous comments from landowners and the NDEQ indicated that there are additional areas that exhibit similar characteristics to the Sandhills, even though they are not identified this way in existing literature or agency databases.  These areas include features similar to sand dunes and areas with sandy, erodible soils, with a thin organic layer of topsoil.  The new re-route minimizes impact on these features.

2) Clarks Alternative
During the public comment period, and through NDEQ review, Nebraskans suggested that Keystone avoid routing the pipeline west of the town of Clarks because the route would cross an area up gradient of the Clarks Well Head Protection Area (WHPA) and where the depth to groundwater is shallow and is the source of the town’s water supply.  The re-route is now down gradient from the well head protection area, includes fewer areas of wind erodible soils and crosses fewer sloped areas.

3) Western Alternative
After the Final Environmental Impact Statement (FEIS) was published in August 2011, the city of Western was issued a new WHPA that extended further west, overlapping the FEIS pipeline route.  In response, an alternative western route was suggested, moving the pipeline out of the WHPA.

The SER has been filed with the Nebraska DEQ and will be available for viewing on the agency’s website - http://www.deq.state.ne.us/.  The Report was also submitted to the U.S. Department of State in connection with an application for a Presidential Permit for Keystone XL.

“TransCanada has been working with the Nebraska DEQ, landowners, engineering surveyors and environmental survey crews since we presented our initial route analysis in April,” added Girling.  “Both the route identified in April and the current preferred alternative route can support the safe construction and operation of the pipeline.

“TransCanada shares the goal of protecting key water and natural resources with Nebraskans. The identified route, along with our commitment to implement additional safety requirements above and beyond those required for any other pipeline, ensures the protection of Nebraska’s resources.”

Further highlights of the preferred alternative route include:

•	The route covers approximately 210 miles of the Keystone XL route in Nebraska and increases the length of the pipeline in the state by 20 miles to a new total length of approximately 275 miles

•	The Nebraska DEQ and other state and federal agencies developed a map that accurately defines the Sandhills region. The re-route respects this map and avoids the Sandhills area

•	The route included in the SER crosses fewer miles of threatened and endangered species habitat, fewer stream and rivers and considerably fewer miles of severely wind erodible soils

•	Two wellhead protection areas have been avoided

Work on the Nebraska re-route began in late 2011 and numerous environmental, engineering and other experts have provided input into the design and alignment of the route submitted today.  These experts took into account environmental, archaeological, cultural, land use compatibility, safety, constructability and economics into the route realignment process.

Outside of the preferred alternative route area, environmental and technical studies have already been completed and reviewed by the U.S. Department of State for areas where the route of the Keystone XL Project has not changed since the Final Environmental Impact Statement was issued in August 2011.

In addition to submitting the SER to the Nebraska DEQ, TransCanada will provide an environmental report to the DOS on September 7, 2012.  The environmental report is required as part of the DOS review of the company’s Presidential Permit application.

Keystone XL will be the safest pipeline built in America.  To that end, the company will adopt and comply with 57 special safety conditions developed by the U.S. federal pipeline regulator PHMSA (Pipeline and Hazardous Materials Safety Administration).  These conditions include: a higher number of remotely controlled shut-off valves, increased pipeline inspections and pipe that is buried deeper in the ground.  TransCanada also uses a technique called horizontal directional drilling to drill under major rivers a minimum of 25 feet.  This will allow us to bury the pipe deeper on both sides of the river bank, offering protection from floods or high river levels.  The pipe will be made of thicker steel as it crosses rivers, will operate at a lower pressure and be further protected by advanced, non-abrasive coatings.

The Final Environmental Impact Statement for the project concluded the incorporation of the 57 special conditions 'would result in a project that would have a degree of safety over any other typically constructed domestic oil pipeline system under current code.'

TransCanada recently began work on the $2.3 billion Gulf Coast Project from Cushing, Oklahoma to the U.S. Gulf Coast refining complex, a pipeline that is putting 4,000 skilled American laborers to work.  If approved, Keystone XL will employ 9,000 Americans during construction and is expected to cost approximately $5.3 billion.  Both of these pipeline projects offer Americans the ability to receive a reliable source of Canadian and U.S. crude oil rather than continuing to import higher priced foreign oil from unstable regions such as the Middle East and Venezuela that do not share American values.

With more than 60 years experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with approximately 380 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 10,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: http://www.transcanada.com or check us out on Twitter @TransCanada.

FORWARD LOOKING INFORMATION

This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", “will”, "would" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future financial and operation plans and outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made. Readers are cautioned not to place undue reliance on this forward-looking information. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada's Management's Discussion and Analysis dated February 15, 2012 under TransCanada's profile on SEDAR at http://www.sedar.com and other reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission.

Contact Information

TransCanada Media Enquiries:
Shawn Howard/Grady Semmens
800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Terry Hook/Lee Evans
403.920.7911 or 800.361.6522